Filed by GTECH S.p.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GTECH S.p.A.; International Game Technology

Filer's SEC File No.: 333-146050

Date: February 26, 2015

NEWS RELEASE

GTECH S.P.A. ANNOUNCES NAME OF NEW COMPANY AS “IGT”

Planned corporate structure and executive leadership team announced

Organization will include distinct North America Gaming and North America Lottery units, also responsible for global products and services

ROME, ITALY and PROVIDENCE, RHODE ISLAND (U.S.) — February 26, 2015 — GTECH S.p.A. today announced that upon completion of its acquisition of International Game Technology (NYSE:IGT), the combined entities will be branded as “IGT” and that the holding company, Georgia Worldwide PLC, has changed its name to International Game Technology PLC. Upon the completion of the acquisition, IGT will be the global leader in delivering innovative end-to-end gaming solutions across the full spectrum of regulated gaming while continuing to transform the industry with cutting-edge technology and innovative content.

In addition, GTECH has announced the corporate structure and executive team that will lead the combined organization. The new company will leverage the strengths of the two combined gaming industry leaders to become the largest gaming and lottery company in the world.

“The combination of GTECH and IGT brings together two highly complementary legacy businesses to form the true blue chip company in global gaming. The new name and branding reflect this positioning. In addition, our two companies have similar core values; in fact, our respective names are derived from the same origin. The comprehensive footprint of our new group fully validates the global claim inscribed in the IGT name,” said Marco Sala, GTECH S.p.A. Chief Executive Officer.  “Our new logo, marrying the IGT name and the iconic GTECH globe, draws upon the substantial brand equity of our two companies.  It symbolizes our unique capacity to transform the industry with cutting-edge technology and innovative content; to deliver exciting game experiences through every channel, including gaming, lottery, interactive, mobile, and social; and to be the partner of choice in the global gaming industry.”

Corporate Structure

Building on GTECH’s success with its current organizational structure, the new company will be shaped as a customer-facing organization with four business units operating in three regions: North America, International and Italy.

With the specific intent to offer customers a single point of contact, the North America region will be comprised of two business units focused along different customers. Each will be separately responsible for driving the growth of the entire product portfolio for WLA customers (North America Lottery) and for Commercial customers (North America Gaming).

North America Gaming will also have global responsibility for the product development, manufacturing, marketing and delivery of all of the company’s gaming offerings.  This includes interactive and sports betting, as well as oversight of the DoubleDown Casino™ online social gaming business. The respective legacy IGT groups across gaming and interactive will be integrated into North America Gaming as appropriate.

North America Lottery will have global responsibility for the product development, marketing, and delivery of all the company’s lottery offerings.

Consistent with the current GTECH structure, the International business unit will be responsible for the strategic development and management of all business conducted outside of North America and Italy, across the company’s entire product portfolio.  The International organization will have specialized and separate sales and operations groups, each supported by the respective North America product and services organizations.  The respective legacy International IGT groups will be integrated into the International business unit as appropriate.

The Italy business unit will operate as it does today. All product development, marketing, manufacturing, and servicing will be supported by North America Lottery and North America Gaming as appropriate.

The corporate functions related to Finance, Legal and Human Resources will be managed on a global basis.

Leadership Team

The Corporate Leadership team will be comprised of the following:

Marco Sala — Chief Executive Officer, International Game Technology PLC

Renato Ascoli — Chief Executive Officer, North America Gaming/Interactive (DoubleDown Casino)

Walter Bugno — Chief Executive Officer, International

Fabio Cairoli — Chief Executive Officer, Italy

Michael Chambrello — Chief Executive Officer, North America Lottery

Alberto Fornaro — Executive Vice President and Chief Financial Officer

Donald R. Sweitzer — Chairman, IGT Corporation (North America) and Senior Public Affairs Advisor

Robert Vincent — Senior Vice President, Human Resources and Corporate Communications

“We have brought together a talented team of proven leaders to combine two great companies, forming a powerful lottery and gaming enterprise that will provide leadership and value to our customers around the globe,” continued Mr. Sala. “In the coming months, the new executive team will work together to optimize integration planning to achieve the synergies we have committed to delivering. By listening and learning from both companies, they will build on our combined strengths and craft the new organization’s future as a winning combination.”

As previously announced, the Company will establish a corporate headquarters in the United Kingdom with operating headquarters in Rome, Italy, Las Vegas, Nevada and Providence, Rhode Island. Upon the close of the transaction, the company will be listed on the New York Stock Exchange under the symbol “IGT.”

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning GTECH, NewCo and IGT, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of GTECH, NewCo and IGT as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,”, “shall”, “continue”, “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance or achievements. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in NewCo’s registration statement on Form F-4 and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in GTECH’s annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB), as well as those included in IGT’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Except as required under applicable law, the parties do not assume any obligation to update these forward looking statements. Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per GTECH share or IGT share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per GTECH share or IGT share, as applicable. All forward-looking statements contained in this communication are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to GTECH or NewCo, or persons acting on their behalf, are expressly qualified in its entirety by the cautionary statements contained throughout this communication. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.

Important Information for Investors and Shareholders

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. NewCo has filed with the SEC a registration statement on Form F-4, which was declared effective on 2 January 2015 (file number 333-199096), which includes the proxy statement of IGT that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). The registration statement on Form F-4 is available at www.sec.gov under the name “Georgia Worldwide”. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Investor Relations, IGT (for documents filed with the SEC by IGT) or Investor Relations, GTECH (for documents filed with the SEC by NewCo).

Italian CONSOB Regulation No. 17221

Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), NewCo is a related party of GTECH, being a subsidiary of GTECH. The merger agreement providing for the GTECH-NewCo merger — which exceeds the thresholds for “significant transactions” pursuant to the Regulation — was approved unanimously by the GTECH board of directors.

The merger agreement and the GTECH-NewCo merger are subject to the exemption set forth in Article14 of the CONSOB Regulation and Article 3.2 of the “Disposizioni in materia di operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by GTECH on July 31, 2014 and published on its website (www.gtech.com). Pursuant to this exemption, GTECH will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation. In connection with the meeting of GTECH shareholders on November 4, 2014 to approve the GTECH-NewCo merger, GTECH has published an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 24, 1999, as amended), in accordance with applicable terms.

Participants in the Distribution

IGT, GTECH and NewCo and their respective directors, executive officers and certain other member of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be participants in the solicitation of the shareholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended 27 September 2014 and its Proxy Statement on Schedule 14A, dated 24 January 2014, which are filed with the SEC.

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GTECH S.p.A. is a leading commercial operator and provider of technology in the regulated worldwide gaming markets, delivering best-in-class products and services, with a commitment to the highest levels of integrity, responsibility, and shareholder value creation. The Company is listed on the FTSE MIB at the Italian Stock Exchange under the trading symbol “GTK” and is majority owned by De Agostini S.p.A. In 2013, GTECH had approximately €3.1 billion in revenues and 8,600 employees with operations in approximately 100 countries on six continents. For more information, please visit www.gtech.com.

For further information:

Robert K. Vincent	Simone Cantagallo
GTECH S.p.A.	GTECH S.p.A.
Corporate Communications	Media Communications
T. (+1) 401 392 7452	T. (+39) 06 51899030

This news release and those archived are available at www.gtech.com